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August 26, 2020

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549
Attention: Anu Dubey, Division of Investment Management

Re:	Virtus Variable Insurance Trust

File Nos. 033-05033 and 811-04642

Post-Effective Amendment No. 86

Virtus Rampart Enhanced Core Equity Series, to be renamed Virtus KAR Equity Income Series (the “Series”)

Dear Ms. Dubey:

Thank you for your telephonic comments on July 23, 2020, regarding the above-referenced post-effective amendment to the registration statement on Form N-1A for Virtus Variable Insurance Trust (“Registrant”), filed with the Securities and Exchange Commission (the “Commission”) on July 2, 2020. Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations for such comments, as requested. These changes will be reflected in a subsequent post-effective amendment to be filed under Rule 485(b) on or about the automatic effectiveness of our previous filing on August 31, 2020.

Comment 1.       Please update the Edgar filing system to reflect the Series’ new name.

Response 1.       We will update the Series’ name in connection with our upcoming filing under Rule 485(b).

Comment 2.       Please confirm that the revised prospectus for the Series will not be used to sell the Series on or after the August 31, 2020 effective date if shareholder approval is not received or confirm that shareholder approval is not required.

Response 2.       Shareholder approval is not needed for effectiveness of the Series’ prospectus on August 31, 2020.

Comment 3.       Please ensure that the Portfolio Management disclosure in the Series’ prospectus correctly reflects that either the portfolio manager is “primarily responsible” or that he is simply “responsible” for managing the Fund’s assets, as the Staff notes that the disclosure is currently not consistent with that of the Virtus Rampart Enhanced Core Equity Fund, the (“Fund”), a series of Virtus Equity Trust, relating to an Amendment filed under Rule 485(a) on July 2, 2020.

Response 3.       The Series’ disclosure is correct, and the disclosure for the Fund will be updated to be consistent with the Series’ disclosure.

Comment 4.       In the “Additional Risks Associated with Investment Techniques” section, Exchange Traded Funds (“ETFs”) and Short-Term Risks are being added to the Series’ prospectus. The Staff has inquired why these risks were not added to the Fund in the Amendment filed under Rule 485(a) for the Fund on July 2, 2020.

Response 4.       The referenced risks are being added to both the Series and the Fund. The prospectus for the Series is not a multi-fund prospectus, so the above-referenced risks did not previously appear in the “Additional Risks Associated with Investment Techniques” section of the Series’ prospectus. The prospectus for the Fund is a multi-fund prospectus in which the above-referenced risks already appear in the “Additional Risks Associated with Investment Techniques” section and the addition of those risks for the Fund was addressed in the Fund’s Amendment filed under Rule 485(a) on July 2, 2020, by adding an “X” in the row for Exchange-Traded Funds (ETFs) Short-Term Investments in the “Risks Associated with Additional Investment Techniques and Fund Operations” table indicating that the risks are applicable to the Fund.

Securities distributed by VP Distributors, LLC

Comment 5.       The current fee table shows a contractual expense limitation through April 30, 2021. Please confirm that the expiration date of the contractual expense limitation has been extended to be more than one year from effective date of the prospectus.

Response 5.       So confirmed. We have updated the referenced disclosure to reflect an expiration date of April 30, 2022.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact the undersigned at (860) 263-4790. Thank you.

Best regards,

/s/ Jennifer Fromm

Jennifer Fromm

cc:	Ralph Summa